SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of

May, 2003

CRYSTAL GRAPHITE CORPORATION

#1750-999 West Hastings Street, Vancouver, BC V6C 2W2, Canada

[indicate by check mark whether the registrant files or will file annual report under cover Form 20-F or Form 40-F.]

Form 20-F

X

 Form 40-F

[indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

 Yes

 X

No

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                CRYSTAL GRAPHITE CORPORATION

(Registrant)

                          "Lana Bea Turner"

Date: May 31, 2003

                                        by:    (Lana Bea Turner, Secretary)*

*Print the name and title of the signing officer under his signature.

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0146

Shares Outstanding: 23,354,714

CUSIP #229248109

OTCBB Trading Symbol: "CYTGF"

May 16, 2003

NEWS RELEASE

Crystal Graphite Corporation ("CGC") is headquartered in Vancouver, British Columbia and is a public company listed on the OTCBB:"CYTGF".

CGC has expended in excess of CDN$12,000,000 over the last five years in pursuit of its goal to become a premier producer of graphite, a critical strategic and industrial mineral.  The project consists of 81 square kilometres (20,232 acres) of claims held in the regional deposit; the Company received its mining permit and tenure leases on July 4, 2002.  As reported in the AMEC Technical Report commissioned by the Company and issued in July 2002 (accessible on CGC's website cgc@crystalgraphite.com), in the four Molly 1 to 4 claims the Company has established 292,000 tonnes of measured mineral resources (1.95% fixed carbon) and 5,119,000 tonnes of indicated mineral resources (1.3% fixed carbon) (inferred resources additionally totals 5,107,000 in excess of 1.23% fixed carbon).  At present processing and production capacity of CGC's plant (see below) the measured and indicated resources represents a hypothetical 69 years of production, while for the long-term production design, market dependent, the deposit represents hypothetically 18 years of production.  CGC's deposit and production facilities are strategically located as one of only two producers in North America.

CGC has constructed and operated to commercial test its processing plant which is designed to 250,000 tonnes plant feed production per year after completion of a five phase capital expansion programme.  At the present level of capability, when the next capital programme is complete, the plant may be capable of continuous operation at a production level of 78,000 tonnes of plant feed per year for a product level of approximately 2,350 tonnes of finished product of no less than 95% carbon purity and up to 99% purity of graphitic carbon to meet the needs of the highest-end users, including the fuel cell industry.  The current market price of 99% purity received by CGC is approximately USD$2,500/tonne.  The Company has entered its early marketing stage and has been delivering graphite to potential customers for analysis (which has also resulted in some small initial orders).  Test samples and final product have been shipped to high technology firms and other graphite users and distributors resulting in acceptance of our product by significant users.  Reports from potential users in the fuel cell industry have reported that their graphite analyses of CGC's product display that it is superior in conductivity and other required critical parameters.

Graphite is a critical industrial mineral for the modern economy.  It is a critical component with uses as diverse as fuel cell plates, stealth bombers, computer circuitry, sporting goods, electrodes,

Crystal Graphite Corporation

News Release #0146

atomic absorption rods for reactor control, brake linings, electric motor brushes and a myriad of other applications.  Although targeting diverse potential customers, CGC has determined to make the fuel cell market a particular strategic focus as it believes that the fuel cell market is likely to enjoy substantial growth and end-user reports have commented that the Company's graphite is a superior product for this industry.  At Section 17.3 of the AMEC report, ‘Mineral Resources Marketability', AMEC concluded as follows:

"AMEC believes that the alliances CGC has presently developed, in conjunction with the size of the present market for natural graphite, the production of fuel cells, and quality of the product CGC has demonstrated can be produced from the Black Crystal deposit, will enable CGC to execute contracts and meet its projected sales targets for the fuel cell market."

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our web page at: www.crystalgraphite.com.

On Behalf of the Board of Directors

"Gordon Sales"

President

"WARNING:" The Company relies on litigation protection for "forward looking" statements.  Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

Suite #1750-999 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Telephone: (604) 681-3060  Fax: (604)  682-4886

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0148

Shares Outstanding: 23,354,714

CUSIP #229248109

OTCBB Trading Symbol: "CYTGF"

May 21, 2003

NEWS RELEASE

For the past two years, Crystal Graphite Corporation ("CGC"), has been working with manufacturers of bi-polar plates, which is an integral part of a fuel cell.  CGC has successfully produced a high purity 98-99% graphite which is a preferred material for the production of bi-polar plates.  According to a recent study, it is estimated that approximately 50 kg of high purity graphite would be required to manufacture a conventional automotive fuel cell.  The U.S. Geological Survey Minerals Yearbook - 2000, reported "The advent of hybrid and electric vehicles is expected to bring increased demand for high-purity graphite in fuel cell and battery applications.  One optimistic prediction is that the demand for high-quality, high carbon graphite could increase to more that 100,000 metric tonnes per year (t/y) for fuel cell and battery applications alone (Crossley, 2000)."  The report further stated "Graphite, as a cathode material, forms a crucial part of fuel cell technology, some predictions show that consumption of graphite in fuel cell electrodes could reach 80,000 tonne/year in just 2 to 3 years."

A report conducted by Principia Partners October 31, 2002 predicts that the market for fuel cells could reach US$20 billion by 2010, creating an estimated demand for specialty material of US$1.1 billion in that year.

In January's State of the Union address, President Bush proposed $1.2 billion in research funding so America could lead the world in developing clean hydrogen automobiles.

CGC is well positioned to fulfill the initial demand, as of one of two producers of graphite in North America.

For further information please contact our Investor Relations Department at 1-877-509-8877 or visit our web page at: www.crystalgraphite.com.

On Behalf of the Board of Directors

"Gordon Sales"

President

"WARNING:" The Company relies on litigation protection for "forward looking" statements.  Actual results could differ materially from those described in the news release as a result of numerous factors, some of which are outside the control of the Company.

Suite #1750-999 West Hastings Street

Vancouver, BC V6C 2W2 Canada

Telephone: (604) 681-3060  Fax: (604)  682-4886

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2003/02/28
Date of Report:	2003/04/24

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2003/04/29

"Geoffrey Caine"	Geoffrey Caine	2003/04/29

CRYSTAL GRAPHITE

CORPORATION

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

28 FEBRUARY 2003

Unaudited - See Notice to Reader

STALEY, OKADA & PARTNERS

Chartered Accountants

NOTICE TO READER

We have compiled the interim balance sheet of Crystal Graphite Corporation (an exploration stage company) as at 28 February 2003 and the interim statements of shareholders' equity, loss and cash flows for the six months then ended from information provided by management.  We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information.  Readers are cautioned that these statements may not be appropriate for their purposes.

"Staley, Okada & Partners"

Surrey, B.C.	STALEY, OKADA & PARTNERS
24 April 2003	CHARTERED ACCOUNTANTS

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 1
Interim Balance Sheet
Canadian Funds
Unaudited - See Notice to Reader

ASSETS	28 February 2003	31 August 2002	28 February 2002
Current
Cash and term deposits	$20,859	$171,182	$1,995,240
GST and other taxes recoverable	17,747	233,763	189,454
B.C. Mineral Exploration Tax Credit receivable	108,407	323,087	-
Accounts receivable and advances	7,611	6,008	5,317
Promissory notes receivable (Note 4)	-	-	88,285
Prepaid expenses and deposits	6,352	18,723	38,033
	160,976	752,763	2,316,329
Investment (Note 5)	6,876	6,876	400,000
Mineral Property Costs - Schedule (Note 6)	6,634,338	6,258,851	6,095,221
Capital Assets (Note 7)	1,355,803	1,454,483	1,314,328
Reclamation Bonds	390,000	390,000	51,500
	$8,547,993	$8,862,973	$10,177,378

LIABILITIES
Current
Accounts payable and accrued liabilities	$219,867	$155,796	$268,223

Convertible Debentures	78,333	-	-

Continued Operations (Note 1)
Commitments (Note 10)
Contingent Liability (Note 11)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 8)	17,894,782	17,894,782	17,894,782
Deficit - Statement 2	(9,644,989)	(9,187,605)	(7,985,627)
	8,249,793	8,707,177	9,909,155
	$8,547,993	$8,862,973	$10,177,378

ON BEHALF OF THE BOARD:

"Gordon Sales"                                        , Director

"Geoffrey Caine"                                      , Director

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 2
Interim Statement of Shareholders' Equity
Canadian Funds
Unaudited - See Notice to Reader

	Common Shares
	Number	Amount	Accumulated Deficit	Total
Balance - 31 August 2000	21,351,984	$17,317,989	$(4,895,416)	$12,422,573
Issuance of shares for:
- Exercise of options	200,000	118,000	-	118,000
- Exercise of warrants	802,730	458,793	-	458,793
Loss for the year	-	-	(2,379,069)	(2,379,069)
Balance - 31 August 2001	22,354,714	17,894,782	(7,274,485)	10,620,297
Loss for the period	-	-	(711,142)	(711,142)
Balance - 28 February 2002	22,354,714	17,894,782	(7,985,627)	9,909,155
Loss for the period	-	-	(1,201,978)	(1,201,978)
Balance - 31 August 2002	22,354,714	17,894,782	(9,187,605)	8,707,177
Loss for the period	-	-	(457,384)	(457,384)
Balance - 28 February 2003	22,354,714	$17,894,782	$(9,644,989)	$8,249,793

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 3
Interim Statement of Loss
Canadian Funds
Unaudited - See Notice to Reader

	Six Months Ended 28 February 2003	Three Months Ended 28 February 2003	Six Months Ended 28 February 2002	Three Months Ended 28 February 2002
General and Administrative Expenses
Wages, benefits and subcontractors	$170,712	$78,233	$189,508	$97,359
Marketing	68,362	40,913	74,787	42,882
Shareholders' information and investor relations	38,244	16,061	43,586	20,408
Occupancy costs	36,469	18,040	29,363	14,650
Travel	36,335	18,699	68,579	32,867
General and administrative	33,976	15,166	66,157	25,297
Legal	29,683	45,093	241,697	52,782
Accounting and audit	22,650	2,650	67,400	2,400
Interest	9,667	9,667	-	-
Consulting fees	7,917	7,558	400	-
Transfer agent fees, net of recovery	3,494	2,247	177	543
Amortization	3,117	1,501	4,128	2,541
Advertising and promotion	2,290	325	6,507	5,442
Listing and filing fees	898	776	5,178	4,196

Loss Before the Following	463,814	256,929	797,467	301,367
Loss (gain) on foreign exchange	-	-	(44,389)	(26,560)
Other	(2,258)	(2,258)	-	-
Interest, net	(4,172)	(3,900)	(41,936)	(12,540)
Loss for the Period	$457,384	$250,771	$711,142	$262,267

Loss per Share - Basic and Diluted	$0.02	$0.01	$0.03	$0.01

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Statement 4
Interim Statement of Cash Flows
Canadian Funds
Unaudited - See Notice to Reader

Cash Resources Provided By (Used In)	Six Months Ended 28 February 2003	Three Months Ended 28 February 2003	Six Months Ended 28 February 2002	Three Months Ended 28 February 2002
Operating Activities
Loss for the period	$(457,384)	$(250,771)	$(711,142)	$(262,267)
Item not affecting cash
Amortization	3,117	1,501	4,128	2,541
	(454,267)	(249,270)	(707,014)	(259,726)

Investing Activities
Mineral property costs	(375,487)	(145,669)	(1,086,496)	(386,351)
Item not affecting cash
Amortization	100,516	48,047	77,723	45,869
Changes in non-cash working capital	505,535	279,271	(243,220)	(96,428)
	230,564	181,649	(1,251,993)	(436,910)
Promissory notes receivable	-	-	(6,645)	(3,548)
Purchase of capital assets	(4,953)	(1,820)	(91,481)	(25,568)
Reclamation bonds	-	-	(5,477)	(5,477)
	225,611	179,829	(1,355,596)	(471,503)

Financing Activities
Convertible debentures	78,333	78,333	-	-
Advances from related parties	-	-	118,262	118,262
	78,333	78,333	118,262	118,262

Net Increase (Decrease) in Cash	(150,323)	8,892	(1,944,348)	(612,967)
Cash position - Beginning of period	171,182	11,967	3,939,588	2,608,207
Cash Position - End of Period	$20,859	$20,859	$1,995,240	$1,995,240

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)	Schedule
Interim Schedule of Mineral Property Costs
Canadian Funds
Unaudited - See Notice to Reader

	28 February 2003	31 August 2002	28 February 2002
Direct - Mineral
Black Crystal Property, Nelson, B.C.
Deferred exploration costs
Amortization	$100,516	$224,032	$77,723
Field and general	70,310	236,442	213,371
Repairs and maintenance	62,281	145,590	109,013
Wages, benefits and subcontractors	60,873	177,207	147,696
Transportation and hauling	43,904	90,051	123,196
Crushing, screening and grinding	26,694	17,350	27,727
Travel, meals and accommodation	13,650	44,357	17,315
Laboratory and assay	4,768	53,735	18,039
Telecommunications	2,892	25,738	25,686
Environmental engineering	1,963	34,503	46,521
Mine administration	1,908	9,860	3,253
Freight	1,907	5,691	9,164
Health and safety	896	9,147	10,619
Geology and geological engineering	460	136,047	93,809
Mining engineering and planning	-	219,855	100,312
Powerlines	-	96,314	-
Drilling	-	34,928	34,928
Mine site security	-	15,226	6,970
Surveying	-	8,120	14,084
Electrical engineering	-	7,070	7,070
B.C. Mineral Exploration Tax Credit	(7,003)	(323,087)	-
Bulk sampling recovery	(10,532)	(3,697)	-

Costs for the Period	375,487	1,264,479	1,086,496
Balance - Beginning of period	6,258,851	4,994,372	5,008,725
Balance - End of Period	$6,634,338	$6,258,851	$6,095,221

- See Accompanying Notes -

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

1.

Continued Operations

The company is an exploration stage company that engages principally in the acquisition, exploration and development of resource properties.  As an exploration stage company, it is currently unable to self-finance its operations.  During the period, the company was delisted from the TSX-Venture at the request of the company.  As discussed in the following notes to the financial statements, the recovery of the company's investment in its resource properties is dependent upon the development and sale of ore reserves, resumption of trading on a major stock exchange (Note 14a), and the ability to raise sufficient capital to finance this operation (Notes 13 and 14c).  The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

2.

Significant Accounting Policies

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements, except as follows below.  These interim financial statements should be read in conjunction with the audited financial statements as at 31 August 2002.

Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted on or after 1 September 2002.  This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

3.

Fair Value of Financial Instruments

The company's financial instruments consist of cash and term deposits, GST and other taxes recoverable, B.C. Mineral Exploration Tax Credit receivable, accounts receivable and advances and accounts payable.  Currency fluctuations may affect the cash flow which the company may realize from its operations, since graphite is sold in the world market in U.S. dollars.  The company's costs are incurred in Canadian and U.S. currencies.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.

Promissory Notes Receivable

By letter agreement dated 4 April 2002, the company accepted a shares for debt proposal in full settlement of the promissory notes and accrued interest which totalled $88,285 due from an unrelated U.S. public company ("USCO").  The company received 137,500 shares of the public company, representing a nominal interest in USCO.  The shares were recorded at their fair market value of $6,875.  The shares are restricted from trading until March 2003.

5.

Investment

Details are as follows:

	28 February 2003	31 August 2002	28 February 2002
137,500 (2001 - NIL) common shares of USCO (Note 4)	$6,875	$6,875	$-
100,000 (2001 - 100,000) common shares of ALCO (i)	1	1	400,000
	$6,876	$6,876	$400,000

i)

During the 2001 fiscal year, the company purchased 100,000 common shares of a private Alberta company ("ALCO") for $400,000, representing a 6.53% interest in ALCO.  ALCO is involved in the oil and gas sector and is negotiating an interest or royalty in certain properties located in the Yukon Territory. ALCO has an agreement with a First Nations group.  Although certain lands for the project have been identified, the total exact lands which would be claimed by the First Nations group is uncertain.  In addition, the company may renegotiate its working interest into a royalty interest.  Consequently, final details are subject to negotiations with the First Nations group and the Federal government.

During the fiscal year ended 31 August 2002, management wrote down this investment to a nominal value for accounting purposes due to the uncertainty of further land claim settlements and the company's ultimate realization of future returns on the oil and gas property.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

6.

Mineral Property Costs

a)

Details are as follows:

	28 February 2003	31 August 2002	28 February 2002
Black Crystal Property, Nelson, B.C.
Acquisition costs	$618,927	$618,927	$618,927
Exploration costs	6,015,411	5,639,924	5,476,294
	$6,634,338	$6,258,851	$6,095,221

a)

By agreement dated 10 January 1995 and subsequent amendment, the company acquired a 100% interest in certain mineral claims known as the Black Crystal property, located in the Slocan Mining Division in British Columbia.

As consideration, the company, fulfilled the following conditions during prior fiscal years:

  Paid $300,000 cash

  Issued 800,000 shares (issued in a prior year based on the original agreement at a value of $284,000, being the exploration expenses incurred by the vendors on the property)

  Completed a private placement of 6,550,000 units for proceeds of $4,192,000

The property is subject to a 20% gross profit royalty for a period of 10 years ending 25 August 2010 to a maximum of $1,700,000.  The royalty is defined as 20% of the gross receipts from sales received from the product of the property less direct operating costs.

The agreement was made with a former officer and director and a company controlled by a former officer and director and has accordingly been treated as a related party transaction.

As of 25 June 2002, the British Columbia Ministry of Energy and Mines granted the company two mining leases on this property.  These leases were issued for a term of 30 years and expire on 29 May 2032, with an option to renew at 30-year intervals.

On 4 July 2002, the company received a Mining Permit from the British Columbia Ministry of Energy and Mines.  The implementation of this Mining Permit allows the company to process flake graphite products at its Koch Creek plant to a maximum feed rate of 250,000 tonnes per year.

As part of the terms of the Mining Permit, the company was required to purchase a Reclamation Bond in the amount of $390,000 (completed).

c)

By agreement dated 8 May 2001 and amended 5 November 2001, the company was granted an option until 31 December 2002, to acquire a registered interest that allows the company to mine, extract and process any and all graphite material on certain of the optionor's property in the Slocan Valley, B.C., which is adjacent to the company's Black Crystal property.

During the period, this option expired without exercise.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

7.

Capital Assets

Capital assets are recorded at cost.  Details are as follows:

	Cost	Accumulated Amortization	28 February 2003 Net Book Value	31 August 2002 Net Book Value	28 February 2002 Net Book Value
Pilot Plant	$1,410,352	$683,885	$726,467	$726,467	$726,467
Machinery and equipment	982,580	584,654	397,926	464,710	347,310
Buildings	189,474	90,749	98,725	113,203	73,730
Technical instruments	151,321	68,151	83,170	93,670	103,398
Office furniture	29,564	10,137	19,427	21,495	18,681
Computer hardware	35,561	18,651	16,910	19,674	23,501
Vehicles	62,458	49,586	12,872	15,011	18,254
Computer software	11,739	11,433	306	253	2,987
	$2,873,049	$1,517,246	$1,355,803	$1,454,483	$1,314,328

8.

Share Capital

a)

Details are as follows:

	Cumulative Number of Shares		Cumulative Amount
	28 February 2003	31 August 2002	28 February 2003	31 August 2002
Authorized:
250,000,000 shares without par value
Issued and fully paid:
For cash	20,114,047	20,114,047	$16,359,656	$16,359,656
For property and equipment	948,889	948,889	558,500	558,500
Settlement of debt	1,291,778	1,291,778	992,714	992,714
Finders fee for share issuance	-	-	(16,088)	(16,088)
Total	22,354,714	22,354,714	$17,894,782	$17,894,782

b)

As at 28 February 2003, the following share purchase options and warrants were outstanding:

	Shares		Exercise Price	Expiry Date
Options	25,000		$ 0.81	23 May 2006
	50,000		$ 1.08	13 August 2006
	620,000	(i)	$ 0.68	29 October 2006
	545,000	(ii)	$ 0.68	29 October 2006
	1,240,000
Warrants	472,845	(iii)	$ 0.70	30 June 2003

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

8.

Share Capital - Continued

b)

Continued

i)

During the prior fiscal year, these options were repriced and extended from prices ranging from $0.70 - $1.00 to $0.68 and dates ranging from 3 March 2002 - 23 January 2006 to 29 October 2006.  They have been presented at the amended price and expiry date.

ii)

During the prior fiscal year, the company granted 545,000 share purchase options to directors, officers, employees and consultants at an exercise price of $0.68, expiring in five years.

iii)

During the period, these warrants were extended from 31 December 2002 to 30 June 2003.

9.

Related Party Transactions

Except as disclosed elsewhere in these financial statements, related party transactions are as follows:

a)

During the period, fees for consulting services in the amount of $61,059 (28 February 2002 - $31,028) were paid to a company controlled by a director of the company.

b)

During the period, wages of $134,960 (28 February 2002 - $156,960) were paid or accrued to a director and two officers of the company.

c)

During the period, management fees of $7,500 (28 February 2002 - $NIL) were paid or accrued to a company controlled by a director of the company.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

10.

Commitments

a)

By agreement dated 16 August 2001, the company entered into a lease for premises expiring 13 November 2003.  Minimum basic rent is as follows:

Amount
Remainder of fiscal 2003	$17,292
2004	8,646
$25,938

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

10.

Commitments - Continued

a)

The company has lease agreements for office equipment and a vehicle with terms of 5 years and 3 years respectively.  Minimum basic charges are as follows:

Amount
Remainder of fiscal 2003	$5,640
2004	7,847
2005	7,357
2006 (and thereafter)	3,372
$24,216

11.

Contingent Liability

During the 2001 fiscal year, a lawsuit was brought against the company and 15 other individuals/corporations (including KAK Investments Inc. ("KAK"), the majority shareholder of the company) by the trustee of Evergreen Security Ltd., which is a U.S. company in bankruptcy protection.

The trustee was attempting to seek an injunction against the company for the return of the investment by KAK into the company which the company defended.  The company and the trustee entered into a Standstill Agreement on 23 November 2001.

By settlement agreement made between the trustee and representatives of KAK dated 26 August 2002 and approved by order of the U.S. Bankruptcy Court on 4 November 2002, the trustee has become the legal and beneficial owner of the KAK shares, and the trustee thereby has full legal right as holder of the KAK shares.

Pursuant to satisfactory results of the Standstill Agreement and as a consequence of the trustee acquiring the KAK shareholdings, the company and the Trustee were able to effect and execute a settlement agreement effective 7 November 2002.  The terms of the settlement agreement are that the company remove its receiver over the KAK shares granted by the Supreme Court of B.C. (which the company has discharged) and that for a period, the lesser of five years or the date the KAK shares constitute 20% or less of the issued capital of the company, the trustee (or bona fide successor) shall be permitted to attend board meetings and to have the benefit of an Antidilution Agreement (dated effective 23 October 2002) whereby the trustee, for a period of 30 business days after notice, may elect to purchase securities at the terms and price paid by third parties to maintain its percentage interest in the company.  The Bankruptcy Court approved the settlement agreement dated 19 November 2002 during the period.  The lawsuit is fully discharged in respect to the company.

12.

Income Taxes

The company has incurred certain resource-related expenditures of approximately $8,068,000 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

The potential future tax benefits of these resource expenditures have not been reflected in the accounts of the company.

Crystal Graphite Corporation (An Exploration Stage Company)
Notes to Interim Financial Statements
28 February 2003
Canadian Funds
Unaudited - See Notice to Reader

13.

Convertible Debentures

During the period, the company completed a convertible debenture private placement of 350,000 units at a price of $0.50 per unit for total proceeds of $175,000.  Each unit consists of one redeemable common share and one-tenth of a non-redeemable common share.  Two-thirds of the redeemable shares can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2002 (during the period, 290,000 redeemable shares were redeemed for $96,667) and one-third can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2003.  The redeemable shares are secured by a registerable debenture, which shall not bear interest until April 1, 2003 (1% per month thereafter) and will constitute a specific charge of certain government funds.  Certain other conditions exist such as the redemption minimum amounts, notification, debenture filing, etc.

The company has determined that the equity component of the convertible debentures is not material and therefore, the full amount of the debentures have been shown as a long-term liability.

Of this private placement, 100,000 units were subscribed for by related parties.

14.

Subsequent Event

a)

Subsequent to the period-end, the company was listed on the NASD OTC Bulletin Board in the United States and began trading under the symbol "CYTGF".

b)

Subsequent to the period-end, the company granted the following share purchase options:

Optionee	Number	Exercise Price	Expiry Date
Employee	25,000	$ 0.68	18 March 2006
Consultants	1,000,000 (i)	US $ 0.10	19 March 2006

i)

Subsequent to the period-end, these options were exercised and the shares were issued.

c)

Subsequent to the period-end, the company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bear interest at 8% per annum and have a one-year term with a due date of 31 March 2004.  The company has the option to pre-pay (in cash or shares) the debenture after three months with a 2% prepayment bonus if paying in cash.  The debentures are convertible into one common share of the company for each $0.35 of principal, but only if the shares of the company are trading in excess of US $0.50.

15.

Comparative Figures

Certain of the comparative figures have been reclassified to conform with the presentation used in the current period.

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
Schedule A
X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Crystal Graphite Corporation
Issuer Address:	#1750 - 999 West Hastings St., Vancouver, B.C. V6C 2W2
Issuer Fax No.:	(604) 682-4886
Issuer Telephone No.:	(604) 681-3060
Contact Name:	Gordon Sales
Contact Position:	Director
Contact Telephone Number:	(604) 681-3060
Contact Email Address:	cgc@crystalgraphite.com
Web Site Address:	www.crystalgraphite.com
For Quarter Ended:	2003/02/28
Date of Report:	2003/04/24

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Gordon Sales"	Gordon Sales	2003/04/29

"Geoffrey Caine"	Geoffrey Caine	2003/04/29

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See interim financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See interim financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

NONE

b)

Options granted:

NONE

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

Number	Class of Shares
250,000,000	common

b)

Shares issued and outstanding:

Number	Amount
22,354,714	$ 17,894,782

c)

Options, warrants and convertible securities outstanding:

	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	25,000	$ 0.81	23 May 2006
	50,000	$ 1.08	13 August 2006
	1,215,000	$ 0.68	29 October 2006
Warrants	472,845	$ 0.70	10 August 2002

d)

Shares subject to escrow or pooling agreements.

NONE

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Gordon Sales, President and Director

Ted Nunn, Chief Operating Officer

Geoffrey Caine, Director

Barrett Sleeman, Director

Richard Ivy, Director

Lana Turner, Corporate Secretary

Crystal Graphite Corporation

Six Months Ended February 28, 2003

Schedule "C":

Overview

Crystal Graphite Corporation (the "Company"), is an industrial mineral exploration and development company based in Vancouver, British Columbia, Canada.  The Company owns the Black Crystal Graphite Project that consists of a quarry operation and a beneficiation plant located 45 minutes from Nelson, British Columbia in the West Kootenays.  The beneficiation plant has the potential to process up to 75,000 tonnes of graphite-bearing feed material for a year-round continuous operation.  The quarry is a seasonal operation that operates from about June to November stockpiling excavated graphitic material for plant feed.  The Company has received a Mining Permit for the Black Crystal Project from the provincial government on July 4, 2002.  Through staged production based on market demand, the plant is planned for a long-term capacity of 250,000 tonnes per year of feed.

The Company has commenced production of high purity flake graphite of 98.5% fixed carbon.  Shipments are being processed on a continuous basis to fuel cell bi-polar plate manufacturers.  The Company is very active in introducing its high purity product to a number of users with a high rate of success.

Results of Operations

For the six months ended February 28, 2003 compared with six months ended February 28, 2002, the Company incurred a net loss of $457,384 as compared to a net loss of $711,142. The loss was a result of the capital development of the Black Crystal Project and the costs incurred in legal and audit fees which substantially decreased because the legal action in the U.S. was resolved.  Legal and Audit fees were $52,333 for the six months ended February 28, 2003 as compared to $309,097 for the same period ended February 28, 2002.

The write-down of Investments in Notes 4 and 5 in the amount of $481,409 for the Year Ended August 31, 2002 was a result of the recording certain U.S. marketable securities at their market value and recording the Company's investment in an Alberta company involved in the oil and gas sector at $1.00.  These investments are not expected to reflect value for several years.

Liquidity and Capital Resources

During the period, cash decreased by $150,323 resulting in a cash balance of $20,859 at February 28, 2003, as compared to $171,182 at 31 August 2002.  The February 28, 2003 cash balance does not include the following:  GST and other tax recoverable in the amount of $17,747, BC Mineral Exploration Tax Credit receivable in the amount of $108,407 or the cash amount of $390,000 invested in a term deposit and pledged in a Safekeeping Agreement with the Ministry of Employment and Investment, Energy and Minerals Division for a reclamation bond.

During the period, the company completed a convertible debenture private placement of 350,000 units at a price of $0.50 per unit for total proceeds of $175,000.  Each unit consists of one redeemable common share and one-tenth of a non-redeemable common share.  Two-thirds of the redeemable shares can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2002 (during the period, 290,000 redeemable shares were redeemed for $96,667) and one-third can be redeemed by the subscriber on or after the receipt of certain government funds or December 31, 2003.  The redeemable shares are secured by a registerable debenture, which shall not bear interest until April 1, 2003 (1% per month thereafter) and will constitute a specific charge of certain government funds.  Certain other conditions exist such as the redemption minimum amounts, notification, debenture filing, etc.

Capital Outlook

To reduce capital risk, CGC has implemented a phase development approach for eventual expansion to 250,000 tonnes of plant feed per year.  During the First Quarter of the 2003 Financial Year, $94,000 was approved by the Board of Directors to improve screening and drying of graphite, greater water storage capacity, and increased capacity of the feed bin.  This Phase I expansion is completed. A Phase II expansion is planned for May through September 2003, which includes a major addition to the benefication plant for acid leaching and product storage purposes.  This expansion is estimated at $778,000 and is expected to double production.  Phase II is subject to delay if market conditions do not warrant an expansion or if there is inadequate capital.

The Company is planning an equity financing for approximately USD$2.0 million to assure sufficient capital for the planned expansion and to operate through the market development period and beyond the break-even point which is estimated at between 12 to 15 months.

On-going Operations

The Company reports that during the Second Quarter of 2003 (1 December 2002 to 28 February 2003) that no exploration programs were undertaken during the reporting period but a short one-month program is planned for September 2003.

Surface Operations/Plant:

The new, Company made, rotary dryer is working effectively, but requires further testing to determine the rate of production and final moisture content.  Two new screw conveyors were constructed to feed the dryer and to feed the dry screens.  Some experimental work was completed on the sizing of the +50 mesh with success on a small scale.

Environmental, First Nations and Public Issues

Water quality and weather monitoring is ongoing.  CGC applied for a water license to draw water from the adjacent Koch Creek for industrial purposes.  The current ground water supply allows for only 14 hours of continuous operation of the plant.

Laboratory and Graphite Quality

Screening and analysing of the final product of +150 to -50 mesh sieve sizes is ongoing for possible application in the fuel cell industry.  Ongoing samples are being screened and assayed, and sent to several different potential customers for their evaluation and suitability of our products.  Moisture testing was done on the plant feed.  The Company received the report from Newman Energy Research on the key finding of the investigations determining Specific Gravity, answering CGC's queries on variance.

For exploration, the application to obtain approval to excavate up to 10,000 tonnes of graphitic material as a bulk sample from the Boh Zone located on the plant leased land was approved by the Ministry of Energy and Mines.   A lineal trench was dug with an excavator and samples taken resulting in greater confidence in delineating the Black Crystal deposit.  The remaining graphitic material from the 2001 bulk sample program was hauled 29 kilometres to the plant site where it was screened for feed material.

Subsequent Events

Subsequent to the period-end, the company completed a private placement of convertible debentures for total proceeds of $415,000.  The debentures bear interest at 8% per annum and have a one-year term with a due date of 31 March 2004.  The company has the option to pre-pay (in cash or shares) the debenture after three months with a 2% prepayment bonus if paying in cash.  The debentures are convertible into one common share of the company for each $0.35 of principal, but only if the shares of the company are trading in excess of US $0.50.

The Company will be perusing an equity financing over the next few months of approximately USD$2.0 million to assure sufficient capital to fund the capital expansion, market development and operations beyond the break-even point which is estimated in 12 - 15 months.

Approval for the common shares of the Company to be quoted on the NASD OTC Bulletin Board under the symbol "CYTGF was received on March 12, 2003 with trading resuming on March 31, 2003.

On Behalf of the Board of Directors

"Gordon J. Sales"

CEO and President